BLACKSTONE ALTERNATIVE ALPHA FUND

BLACKSTONE ALTERNATIVE ALPHA FUND II

345 Park Avenue

28th Floor

New York, New York 10154

July 30, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Asen Parachkevov

Re:	Blackstone Alternative Alpha Fund (File Nos. 811-22634 and 333-196629) and Blackstone Alternative Alpha Fund II (File Nos. 811-22792 and 333-186044) (together, the “Funds”)

Dear Mr. Parachkevov:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Funds respectfully request that the effectiveness of the above-referenced registration statements on Form N-2 (the “Registration Statements”) be accelerated to Thursday, July 30, 2015, or as soon thereafter as practicable.

The Funds acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any actions with respect to the filings, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Clinton of Ropes & Gray LLP at 617-951-7375 as soon as the Registration Statements have been declared effective.

Very truly yours, BLACKSTONE ALTERNATIVE ALPHA FUND

By:	/s/ James Hannigan
Name:	James Hannigan
Title:	Chief Legal Officer

BLACKSTONE ALTERNATIVE ALPHA FUND II

By:	/s/ James Hannigan
Name:	James Hannigan
Title:	Chief Legal Officer

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	Authorized Person